FOR IMMEDIATE RELEASE                                TSX/NYSE/PSE: MFC; SEHK: 0945
November 6, 2008

Manulife Financial Corporation reports third quarter results and $3 billion loan financing

TORONTO – Manulife Financial Corporation (“MFC”) today reported quarterly shareholders’ net income of $510 million and fully diluted earnings per share of $0.33, compared to net income of $1,070 million and fully diluted earnings per share of $0.70 for the same period last year.  The sharp declines in global equity markets reduced reported earnings in the quarter by $574 million and credit losses related to previously disclosed exposures and to credit downgrades totaled $253 million.  Return on common shareholders’ equity1 was 8.2 per cent in the third quarter of 2008, compared to 18.9 per cent in 2007.

"There was a significant decline in global equity markets in the third quarter and not surprisingly, our financial results have been adversely affected by the volatility," said Dominic D'Alessandro, President and Chief Executive Officer. "We have a very strong balance sheet with a portfolio of leading diversified businesses that continue to perform strongly.  Given the market conditions, our sales and new business embedded value growth were quite favourable."

MFC today also announced that it has executed a binding credit agreement with the six largest Canadian banks to provide a 5-year term loan of $3 billion.  The loan will be fully drawn down by November 20, 2008, and will be deployed, as necessary, to provide additional regulatory capital for its operating subsidiaries.

“We are very pleased to have concluded such an important transaction which will serve to enhance our overall capital position”, added Dominic D’Alessandro.  “Even with the decline in global equity markets since September 30th, our capital position is a very comfortable one.  We look forward to carefully evaluating any strategic opportunities that may present themselves as a result of the prevailing unsettled market conditions.”

The pro forma MCCSR after reflecting the new financing, the latest capital requirements for segregated fund guarantees, and market movements since September 30th is estimated at a very robust 225 per cent, which is well above the Company’s target range of 180 to 200 per cent.

THIRD QUARTER FINANCIAL HIGHLIGHTS

Premiums and deposits amounted to $16.4 billion in the third quarter of 2008, compared to $16.8 billion for the same period last year.  Excluding currency movements and a large group insurance sale in the prior year, Insurance sales were up 16 per cent while Wealth Management sales were down six per cent reflecting very unsettled markets.  Despite the challenging environment, new

[1] Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

business embedded value generated in the quarter amounted to $540 million, compared to $514 million for the same period last year.

“This quarter’s results reflect accruals for equity related charges that will only become payable over long term periods.  Should markets improve we would report gains in respect of our equity related businesses.  Our credit charges, while elevated, follow a substantial period of excellent credit experience,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.

Total funds under management as at September 30, 2008 were $385.3 billion, $14.1 billion lower than last year.  Net policyholder cash flows of $17 billion and favourable currency movements of $19 billion were overshadowed by an approximate $52 billion decrease due to market value declines.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales for the fourth consecutive quarter[2]. Sales in the third quarter were up seven per cent over the prior year, with significant increases in Universal Life and Term products.  The business continued to refresh its product portfolio, adding new protection products with innovative features.

•
John Hancock Variable Annuities sales were down 30 per cent over the prior year, in line with industry declines, due to economic uncertainty and volatile markets.  Despite the decline, sales through Edward Jones continue to be strong, up 15 per cent over the prior quarter.

•
John Hancock Long Term Care reported a sales increase of nine per cent over the prior year, driven by very strong Group sales resulting from additions of new groups as well as higher penetration in existing groups. Leading Edge contributed 21 per cent of total Retail sales, up from 12 per cent in the prior year, reflecting continued success of the simpler, more economically priced product.

•
John Hancock Retirement Plan Services remains the #1 seller of small case plans in the ‘under 500 lives’ segment[2].  Sales in the third quarter were up 16 per cent over the same quarter of last year, driven by strong transfer volume growth, despite year-over-year equity market declines.

•
John Hancock Mutual Funds experienced another strong quarter of sales, up 13 per cent over the third quarter of 2007.  The addition of mutual fund products to several investment platforms, new business partners and a more tenured sales force continued to drive the momentum in sales.

•
John Hancock Fixed Products sales for the third quarter were up 80 per cent over the prior year, as equity market volatility and an upward sloping yield curve drove an increase in sales in both Fixed Deferred Annuities and Payout Annuities.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Canada

•
Individual Insurance ranked #2 in life sales in Canada[2] for the first six months of 2008 with 20 per cent market share, up from 17.5 per cent in 2007. Sales momentum continued in the third quarter, with a ten per cent increase over the prior year, driven by sales growth in Universal Life and Term products.

•
Individual Wealth Management’s strong sales momentum continued, with segregated fund sales of $1 billion in the quarter, up 32 per cent from a year ago.  Growth was driven by GIF Select/IncomePlus, where deposits to date have surpassed $6 billion, less than 2 years from the product’s introduction.

•
Manulife Bank had another record lending quarter with new loan volumes exceeding $1.3 billion, up 39 per cent from a year ago, driven by continued success of ManulifeOne.  The credit quality of this portfolio continues to be excellent.

•
Individual Wealth Management launched its online Retirement Solutions Centre, which provides tools to help financial advisors learn more about how product allocation can help their clients better plan and protect their retirement income.  Advisors will gain access to timely information and training materials to help their clients prepare for retirement, as well as Canada’s first retirement income analysis tool based on Product Allocation for Retirement Income (PrARI™) algorithmic methods, developed in partnership with Dr. Moshe Milevsky and QWeMA Group.

•
Group Benefits signed an agreement with Investors Group Insurance Services Inc. giving their sales force of more than 4,200 advisors access to sell Manulife group products for small to mid-sized businesses effective November 1st, expanding and diversifying the business’ market presence across Canada.

Asia and Japan

•
Japan reported very strong insurance sales growth, with third quarter sales up 160 per cent over the same quarter of the prior year.  Insurance sales continue to be driven by the recently launched corporate owned medical and life insurance product, term insurance, and continued traction gained in the newly established MGA channel.

•
Hong Kong individual insurance sales for the quarter were up 10 per cent, driven by the launch of new products earlier in the year and by the distribution networks focus on insurance versus wealth products.  The business continued to innovate, launching a new medical insurance solution in the quarter.

•
Other Asia Territories insurance sales for the quarter were up three per cent over the third quarter of 2007, driven by strong bancassurance and agency sales in Singapore and a growing distribution base in China.

•
Taiwan announced the acquisition of Fuhwa Securities Investment Trust.  The acquisition significantly strengthens Manulife’s wealth platform in Taiwan by adding several new retail funds, diversifying product distribution through 20 new bank and security firms, and increasing assets under management.

•
Manulife Financial continued to expand its operations in China and in the third quarter received four new licenses, bringing the total number of licenses to 35, the most of any foreign life insurance company in China.

2 Based on the most recently available industry data per LIMRA International’s sales survey results for respective categories.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Corporate

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after December 19, 2008 to shareholders of record at the close of business on November 18, 2008.

•	Gail Cook-Bennett assumed the role of Chair of Manulife’s Board of Directors effective October 2, 2008 and Arthur Sawchuk, outgoing Chair, retired.

Awards & Recognition

Manulife Financial received recognition from several organizations in the quarter, including the following:

•
John Hancock Funds was awarded “Best Overall Communications” in the large company category from the Mutual Fund Education Alliance (MFEA). This marks the third year in a row that John Hancock has won MFEA’s top award, and the second consecutive year the business has won eight awards in total.  These awards are accolades for outstanding investor communications, education and support.

•
Canadian Individual Wealth Management was awarded the Silver Quality Award from the National Quality Institute.  The award recognizes excellence in multiple categories including leadership, planning, process, and customer service.

•
Hong Kong was awarded three accolades: Next Magazine’s Top Service Award, the prestigious Yahoo! Emotive Brand Award, and the Capital Weekly Service Award. All awards recognized a commitment to providing high quality service.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights
(unaudited)
	Quarterly Results
	3Q08	2Q08	3Q07
Shareholders’ Net Income (C$ millions)	510	1,008	1,070
Diluted Earnings per Common Share (C$)	0.33	0.66	0.70
Return on Common Shareholders’ Equity (%, annualized)	8.2	17.0	18.9
Premiums & Deposits (C$ millions)	16,444	17,262	16,797
Funds under Management (C$ billions)	385.3	400.3	399.4
Capital (C$ billions)	29.0	28.3	27.3

Net Income

Shareholders’ net income for the third quarter of 2008 was $510 million, down $560 million from the $1,070 million reported a year earlier.  Market turmoil including unprecedented equity market volatility and financial sector credit related defaults reduced earnings, compared to a year ago, by approximately $872 million.  Partially offsetting these investment losses were investment related gains in the current quarter arising from supporting our long-term insurance obligations with more non fixed income assets, adding longer duration fixed income assets and the favourable impact of widening spreads and steepening interest rates.  These investment gains exceeded prior year gains that were related to private equity and real estate investments.  Net changes in actuarial assumptions decreased earnings in the current quarter by $7 million pre tax or $27 million post tax compared to a decrease of $36 million, post tax, a year ago.  In light of the increased equity market volatility, the Company increased the provision for adverse deviations (provisions in excess of the best estimate actuarial liability) on segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards, resulting in a post tax strengthening of policy liabilities of $641 million.  As well, the provision for adverse deviation for interest rate risk was reduced by $578 million, post tax, reflecting lower net re-investment margins required in the current interest environment.  Other smaller basis changes in the quarter netted to a $36 million post tax reduction in policy liabilities.  Year-to-date shareholders’ net income was $2,387 million compared to $3,158 million in 2007.

The $872 million year over year market related decrease includes current quarter equity market related charges of $574 million and credit losses of $253 million versus net gains of $45 million in the prior year.  Equity market charges relate to segregated fund and variable annuity guarantees and fee income ($318 million), equity investments supporting our non-experience adjusted policy liabilities ($154 million), reduced capitalized future fee income on equity-linked and variable universal life products ($86 million) and impairments on our equity positions in the Corporate and Other segment ($16 million).  These losses are mostly non cash charges on long dated obligations.  Credit losses, reported in the Shareholders’ account, for the quarter include losses with respect to Lehman Brothers ($156 million), AIG ($32 million), Washington Mutual ($4 million) and reserve strengthening on credit downgrades ($44 million).  Partially offsetting the non fixed income charges above, the Company recognized gains of $318 million related to other non fixed income investments.  These gains include the impact on actuarial liabilities of supporting the long duration portion of long-term obligation with additional non fixed income investments.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Third quarter diluted earnings per common share was $0.33, down 53 per cent from $0.70 in 2007.  Return on common shareholders’ equity was 8.2 per cent for the three months ended September 30, 2008, a decrease of 1,070 basis points from 18.9 per cent for the three months ended September 30, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. (See page 12 for discussion of non-GAAP measures).

Premiums and Deposits

On a constant currency basis, premiums and deposits decreased by two per cent due to lower deposits in the John Hancock Variable Annuity, Japan Variable Annuity, Hong Kong Wealth Management and Indonesia Mutual Funds businesses as customers shied away from volatile equity markets.  These declines were partially offset by higher sales across our insurance businesses, Canadian Individual Wealth Management and John Hancock Fixed Products.  Premiums and deposits as reported in Canadian dollars for the quarter were $16.4 billion, a decrease of two per cent from $16.8 billion reported a year earlier.

Funds under Management

On a constant currency basis, funds under management declined by eight per cent from last year, as business growth was more than offset by the effects of declining equity markets and scheduled maturities of John Hancock Fixed institutional products.  At current exchange rates, funds under management were $385.3 billion as at September 30, 2008, $14.1 billion or four per cent lower than 2007.

Capital

Total capital was $29.0 billion as at September 30, 2008, $1.7 billion higher than $27.3 billion as at September 30, 2007.  Increases in capital from 12 months of earnings, the weakened Canadian dollar and amendments to the terms of a $550 million senior note were partially offset by unrealized losses on available-for-sale assets, $530 million of share buy backs and $1,497 million of dividends over the last 12 months.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and against internally established risk capital metrics which are generally more stringent than OSFI requirements.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”).  MLI’s MCCSR ratio as at September 30, 2008 remains strong at 193 per cent, a decrease of seven points from the 200 per cent as at June 30, 2008.  The decrease is due to the impact of the market declines on required capital levels for segregated fund and variable annuity guarantees.  The Company took actions to increase the regulatory capital position of MLI by internally redeploying excess capital resources and this included making changes to the terms of the $550 million senior note payable to Manulife Finance (Delaware) LLC due December 15, 2016.  Under the new terms, the senior note became a subordinated note and the interest rate on the note was increased to 90-day Bankers Acceptance plus 0.552%.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

On October 28, 2008, OSFI announced revisions to the MCCSR guidelines pertaining to the calculation of required capital on segregated fund guarantees.  The previous capital rules were based on a single confidence level, regardless of the date on which an insurer was expected to make payments. The revised capital rules, effective October 1, 2008, increase capital required for short-term obligations and reduce capital required to support distant payment obligations.

The $3 billion five year term loan bears interest at floating rates and is repayable by MFC at any time without penalty or make whole provisions.  The credit agreement includes financial covenants and other positive and negative covenants which are usual for a transaction of this nature.

MLI’s pro forma MCCSR after reflecting the new financing, the latest capital requirements for segregated fund guarantees, and market movements since September 30th is estimated at a very robust 225 per cent, which is well above our target range of 180 to 200 per cent.

On December 1, 2008, U.S. $500 million of 5.625% senior notes will mature.  These senior notes represent less than two per cent of total debt and equity as at September 30, 2008 and do not qualify as regulatory capital.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.  Prior periods have been restated to conform to this new presentation.

U.S. Insurance
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	311	223	209
Premiums & Deposits (millions)	1,842	1,647	1,605
Funds under Management (billions)	59.9	58.5	56.3

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	298	221	200
Premiums & Deposits (millions)	1,769	1,630	1,536
Funds under Management (billions)	56.5	57.4	56.5

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Earnings for the third quarter of 2008 were U.S. $298 million, up 49 per cent from U.S. $200 million reported a year earlier. The increase arose from solid in-force business growth,  improved claims experience and favourable pooled investment results, partially offset by the impact of lower equity markets on assumed future universal life fees and by higher new business strain.  On a Canadian dollar basis, earnings for the third quarter were $311 million, up $102 million from $209 million reported a year earlier. Year-to-date earnings were $743 million compared to $587 million in 2007.

Premiums and deposits for the quarter were U.S. $1.8 billion, up 15 per cent from U.S. $1.5 billion reported in the same quarter of 2007. The increase was driven by strong sales in John Hancock Life and in-force business growth and the transfer in of a large group case in John Hancock Long Term Care. On a Canadian dollar basis, premiums and deposits for the quarter were $1.8 billion, up 15 per cent from $1.6 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management for the quarter were $56.5 billion, unchanged from the third quarter of 2007. Business growth in both Life and Long Term Care was offset by the effect of unfavourable equity market performance over the last twelve months on Life’s segregated funds. Funds under management on a Canadian dollar basis increased by six per cent, or $3.6 billion, to $59.9 billion as at September 30, 2008 reflecting the favourable impact of the currency fluctuations.

U.S. Wealth Management
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	13	271	281
Premiums & Deposits (millions)	8,367	8,648	8,494
Funds under Management (billions)	164.1	172.7	181.3

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	13	268	270
Premiums & Deposits (millions)	8,037	8,561	8,125
Funds under Management (billions)	154.9	169.5	181.9

Earnings for the third quarter of 2008 were U.S. $13 million, down $257 million from U.S. $270 million reported a year earlier.  Earnings decreased due to the impact of lower equity markets on segregated fund guarantee reserves and fee income as well as unfavourable pooled investment results.  Tax benefits of U.S. $31 million were recognized in the quarter as a result of the successful outcome of certain tax appeals.   On a Canadian dollar basis, earnings for the third quarter were $13 million, down $268 million from $281 million reported a year earlier.  Year-to-date earnings were $433 million compared to $873 million in 2007.

Premiums and deposits for the quarter were U.S. $8.0 billion, down one per cent from U.S. $8.1 billion reported in the third quarter of 2007.  Lower sales in John Hancock Variable Annuities due to volatile equity markets was mostly offset by strong sales of fixed deferred and payout annuities in John Hancock Fixed Products, growth in transfer volumes and higher recurring deposits from an increasing participant base in John Hancock Retirement Plan Services and 13 per cent sales growth in John Hancock Mutual Funds due to expanded distribution.  On a Canadian dollar basis,

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

premiums and deposits for the quarter were $8.4 billion, down one per cent from $8.5 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management decreased by 15 per cent, or U.S. $27.0 billion, to U.S. $154.9 billion as at September 30, 2008.  The decline was due to both the cumulative effect of unfavourable equity markets on segregated and mutual fund assets and scheduled maturities in Fixed Products over the last twelve months, partially offset by business growth.  Funds under management on a Canadian dollar basis decreased by nine per cent, or $17.2 billion, to $164.1 billion as at September 30, 2008.

Canadian Division
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	113	302	288
Premiums & Deposits (millions)	3,794	4,090	3,347
Funds under Management (billions)	84.2	87.6	83.6

Canadian Division’s shareholders’ net income for the third quarter of 2008 was $113 million, $175 million less than the $288 million reported a year earlier, reflecting the impact of equity market declines on actuarial liabilities held for segregated fund guarantees and less favourable pooled investment results.  Year-to-date shareholders’ net income was $669 million compared to $823 million in 2007.

Premiums and deposits for the quarter of $3.8 billion increased 13 per cent from the same quarter in 2007.  Segregated fund deposits rose 27 per cent led by the continued sales success of our guaranteed withdrawal benefit product, IncomePlus. General fund premiums increased by 10 per cent due to strong growth in insurance sales and Individual Wealth Management’s fixed rate products.

Funds under management of $84.2 billion as at September 30, 2008 were one per cent higher than a year ago.  Manulife Bank’s funds under management increased by over $2 billion or 26 per cent, reflecting continued growth in Manulife One mortgage lending assets. This growth was partially offset by segregated funds, where significant deterioration in equity markets outweighed the increase from positive net sales.

Asia and Japan Division
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	216	215	227
Premiums & Deposits (millions)	2,169	2,590	3,102
Funds under Management (billions)	42.6	43.7	41.6

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	208	212	216
Premiums & Deposits (millions)	2,084	2,565	2,965
Funds under Management (billions)	40.2	42.9	41.7

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Asia and Japan Division’s shareholders’ net income for the third quarter of 2008 was U.S. $208 million, down U.S. $8 million from U.S. $216 million reported a year earlier. The increase in earnings from in-force business growth and increased insurance sales was more than offset by lower fee income and higher segregated fund guarantee costs due to the sharp decline in the equity markets.  On a Canadian dollar basis, net income for the third quarter was $216 million, down $11 million from $227 million reported a year earlier. Year-to-date shareholders’ net income was $617 million compared to $646 million in 2007.

Premiums and deposits for the quarter were U.S. $2.1 billion, down 30 per cent from U.S. $3.0 billion reported in the third quarter of 2007.  The 15 per cent growth in insurance premiums generated by in-force business growth and new product launches was more than offset by the decline in wealth management deposits due to volatile equity markets.  On a Canadian dollar basis, premiums and deposits for the quarter were $2.2 billion, down 30 per cent from $3.1 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management declined by four per cent, or U.S. $1.5 billion, to U.S. $40.2 billion as at September 30, 2008. Net policyholder cash inflows of U.S. $6.2 billion were more than offset by the negative impact of declining equity markets in the past twelve months. Funds under management on a Canadian dollar basis increased by three per cent, or $1.0 billion, to $42.6 billion as at September 30, 2008.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	49	46	44
Premiums (millions)	272	287	249

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	47	45	42
Premiums (millions)	261	284	238

Earnings for the third quarter of 2008 were U.S. $47 million, up U.S. $5 million from U.S. $42 million reported a year earlier.  The increase arose from favourable pooled investment experience and lower Property and Casualty claims costs partially offset by higher Life Reinsurance claims costs and segregated fund guarantee charges.  On a Canadian dollar basis, earnings for the third quarter were $49 million, up $5 million from $44 million reported a year earlier.  Year-to-date earnings were $168 million compared to $181 million in 2007.

Premiums for the quarter were U.S. $261 million, up ten per cent from U.S. $238 million reported in the same quarter last year mainly due to growth in Life Reinsurance premiums resulting from aging of the block and smaller experience refunds in 2008.  On a Canadian dollar basis, premiums for the quarter were $272 million, up nine per cent from $249 million reported in the third quarter of 2007.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Corporate and Other
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (Loss) (millions)	(192)	(49)	21
Funds under Management (billions)	31.8	35.3	34.0

Corporate and Other comprises the Investment Division’s external asset management business, earnings on residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, the variable annuity hedging program,  the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non operating events.

Corporate and Other recorded a loss of $192 million for the third quarter of 2008 compared to income of $21 million reported a year earlier.  Approximately half of the $213 million decline is due to securities classified as available-for-sale, where realized gains and credit experience increased earnings by $64 million in 2007 compared to a loss of $38 million this year.  The other half is due to unrealized losses on a fixed income asset classified as trading, costs of the variable annuity hedging program and claims gains reported in 2007 on the John Hancock Accident and Health operations that did not recur this quarter.  Partially offsetting these declines was $20 million recognized in the quarter as a result of the successful outcome of certain U.S. tax appeals.  The year-to-date result is a loss of $243 million compared to net income of $48 million in 2007.

Funds under management, which include externally managed assets and assets backing the Company’s capital, declined by seven per cent, or $2.2 billion, to $31.8 billion at September 30, 2008.  The $1.3 billion of net new deposits in the Investment Division’s externally managed funds and a weaker Canadian dollar was more than offset by the impact of equity market declines and higher credit spreads.

Contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at September 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.   If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169 million.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  During the quarter, one of the major items under appeal was successfully concluded and a benefit of U.S.$52 million was recorded. Should the Company be successful in the remaining proceedings, further benefits of an estimated U.S.$55 million will accrue.

The Company is an investor in leveraged leases and in prior years established provisions in the amount of U.S.$178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes.  In the second quarter, we increased this provision by U.S.$33 million after tax.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated U.S.$387 million as at September 30, 2008.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits, funds under management, constant currency and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn $385.3 billion (U.S. $363.5 billion) as at September 30, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 6, 2008.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 6, 2008 until November 13, 2008 by calling (416) 695-5800 or (800) 408-3053 (passcode 3269316#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 6, 2008.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:00 p.m. ET on the website at the same URL as above.

The Third Quarter 2008 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties), level of competition and consolidation, changes in laws and regulations, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

 Manulife Financial Corporation – 2008 Q3 Press Release/MD&A

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2008	2007	% Change

Net income	$507	$1,069	(53)
Loss attributed to participating policyholders	3	1	-
Net income attributed to shareholders	$510	$1,070	(52)
Preferred share dividends	(7)	(7)	-
Net income available to common shareholders	$503	$1,063	(53)

Premiums and deposits:
Life and health insurance premiums	$4,017	$3,637	10
Annuity and pension premiums	1,841	1,245	48
Segregated fund deposits	7,689	8,888	(13)
Mutual fund deposits	2,173	2,304	(6)
ASO premium equivalents	601	582	3
Other fund deposits	123	141	(13)
Total premiums and deposits	$16,444	$16,797	(2)

Funds under management:
General fund	$165,163	$159,170	4
Segregated funds	165,488	174,489	(5)
Mutual funds	28,213	36,185	(22)
Other funds	26,416	29,506	(10)
Total funds under management	$385,280	$399,350	(4)

Capital
Liabilities for preferred shares and capital instruments	$3,578	$3,014	19
Non-controlling interest in subsidiaries	167	202	(17)

Equity
Participating policyholders' equity	61	152	(60)
Shareholders' equity
Preferred shares	638	638	-
Common shares	13,943	14,004	-
Contributed surplus	156	133	17
Retained earnings	15,345	13,710	12
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,868)	(4,595)	6
Total capital	$29,020	$27,258	6

Selected key performance measures:
Basic earnings per common share	$0.34	$0.70
Diluted earnings per common share	$0.33	$0.70
Return on common shareholders' equity (annualized) [1]	8.2%	18.9%
Book value per common share	$16.41	$15.48
Common shares outstanding (in millions)
End of period	1,492	1,502
Weighted average - basic	1,492	1,511
Weighted average - diluted	1,503	1,525

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	September 30
	2008	2007
Revenue
Premium income	$5,858	$4,882
Investment income
Investment income	1,750	2,283
Realized/ unrealized (losses) gains on assets supporting policy liabilities and consumer notes	(3,150)	834
Other revenue	1,369	1,371
Total revenue	$5,827	$9,370
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,653	$1,430
Maturity and surrender benefits	1,841	2,083
Annuity payments	744	741
Policyholder dividends and experience rating refunds	392	408
Net transfers to segregated funds	377	227
Change in actuarial liabilities [1]	(2,303)	565
General expenses	899	835
Investment expenses	231	237
Commissions	1,008	1,021
Interest expense	237	292
Premium taxes	68	58
Non-controlling interest in subsidiaries	3	7
Total policy benefits and expenses	$5,150	$7,904
Income before income taxes	$677	$1,466
Income taxes	(170)	(397)
Net income	$507	$1,069
Loss attributed to participating policyholders	3	1
Net income attributed to shareholders	$510	$1,070
Preferred share dividends	(7)	(7)
Net income available to common shareholders	$503	$1,063

Basic earnings per common share	$0.34	$0.70
Diluted earnings per common share	$0.33	$0.70

[1] Includes impact of net redemptions in John Hancock Fixed Products institutional products of $0.6 billion in Q3 2008 and $0.7 billion in Q3 2007.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at September 30
Assets	2008	2007
Invested assets
Cash and short-term securities	$11,626	$9,917
Securities
Bonds	72,101	73,008
Stocks	9,526	11,812
Loans
Mortgages	28,948	25,589
Private placements	23,489	21,877
Policy loans	6,408	5,770
Bank loans	2,285	2,160
Real estate	6,427	5,660
Other investments	4,353	3,377
Total invested assets	$165,163	$159,170
Other assets
Accrued investment income	$1,590	$1,567
Outstanding premiums	763	608
Goodwill	7,078	6,769
Intangible assets	1,645	1,602
Derivatives	2,379	2,038
Miscellaneous	3,296	3,478
Total other assets	$16,751	$16,062
Total assets	$181,914	$175,232
Segregated funds net assets	$166,098	$175,094

Liabilities and equity
Policy liabilities	$126,471	$123,856
Deferred realized net gains	106	110
Bank deposits	11,030	8,901
Consumer notes	1,690	2,209
Long-term debt	2,247	1,829
Future income tax liability, net	3,085	2,806
Derivatives	2,264	1,728
Other liabilities	6,091	6,525
	$152,984	$147,964

Liabilities for preferred shares and capital instruments	3,578	3,014
Non-controlling interest in subsidiaries	167	202

Equity
Participating policyholders' equity	61	152
Shareholders' equity
Preferred shares	638	638
Common shares	13,943	14,004
Contributed surplus	156	133
Retained earnings	15,345	13,710
Accumulated other comprehensive loss	(4,958)	(4,585)
Total equity	$25,185	$24,052
Total liabilities and equity	$181,914	$175,232
Segregated funds net liabilities	$166,098	$175,094

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended September 30, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,479	$1,595	$1,669	$843	$272	$-	$5,858
Segregated fund deposits	363	4,607	1,420	1,299	-	-	7,689
Mutual fund deposits	-	2,042	104	27	-	-	2,173
ASO premium equivalents	-	-	601	-	-	-	601
Other fund deposits	-	123	-	-	-	-	123
Total	$1,842	$8,367	$3,794	$2,169	$272	$-	$16,444

Net income (loss)	$311	$13	$112	$214	$49	$(192)	$507

Funds under management	As at September 30, 2008
General fund	$49,462	$35,196	$51,563	$17,469	$2,623	$8,850	$165,163
Segregated funds	10,439	101,301	29,851	21,260	-	2,637	165,488
Mutual funds	-	24,152	2,786	1,275	-	-	28,213
Other funds	-	3,482	-	2,630	-	20,304	26,416
Total	$59,901	$164,131	$84,200	$42,634	$2,623	$31,791	$385,280

	For the quarter ended September 30, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,294	$1,076	$1,522	$741	$249	$-	$4,882
Segregated fund deposits	311	5,488	1,121	1,968	-	-	8,888
Mutual fund deposits	-	1,789	122	393	-	-	2,304
ASO premium equivalents	-	-	582	-	-	-	582
Other fund deposits	-	141	-	-	-	-	141
Total	$1,605	$8,494	$3,347	$3,102	$249	$-	$16,797

Net income	$209	$281	$287	$227	$44	$21	$1,069

Funds under management	As at September 30, 2007
General fund	$44,657	$36,545	$49,335	$16,362	$2,604	$9,667	$159,170
Segregated funds	11,656	110,120	30,829	19,498	-	2,386	174,489
Mutual funds	-	30,857	3,386	1,942	-	-	36,185
Other funds	-	3,736	-	3,791	-	21,979	29,506
Total	$56,313	$181,258	$83,550	$41,593	$2,604	$34,032	$399,350

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.